July 3, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Mr. Ameen Hamady

Ms. Kristina Marrone

Re:	Global Medical REIT Inc. Form 10-K for the fiscal year ended December 31, 2023 Filed on February 28, 2024 File No. 001-37815

Ladies and Gentlemen:

Set forth below is the response of Global Medical REIT Inc. (the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 24, 2024, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2023, File No. 001-37815, filed with the Commission on February 28, 2024 (the “Form 10-K”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Form 10-K for the fiscal year ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 46

1.	We note that you subtract preferred stock dividends from net income to arrive at your measures of FFO and AFFO. Please revise in future filings to clarify that FFO, AFFO and related per share amounts, are attributable to common stockholders and non-controlling interests. In addition, explain why "net income attributable to common stockholders per share - basic and diluted" does not agree to the amount presented on the face of the Consolidated Statements of Operations.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise in future filings to clarify that FFO, AFFO and related per share amounts, are attributable to common stockholders and non-controlling interests. Additionally, the inconsistency in net income attributable to common stockholders per share – basic and diluted is the result of a clerical error. The face of the Consolidated Statements of Operations presents the correct amount for net income attributable to common stockholders per share - basic and diluted – for the year ended December 31, 2023 of $0.23 per share and this amount is presented correctly elsewhere in Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company will correct this clerical error in its Form 10-K for the fiscal year ended December 31, 2024.

United States Securities and Exchange Commission

Division of Corporation Finance

July 3, 2024

If you have any questions or comments regarding the foregoing, please contact the undersigned at (202) 524-6863 or Daniel LeBey of Vinson & Elkins L.L.P. at (804) 327-6310.

Sincerely,

GLOBAL MEDICAL REIT INC.

/s/ Robert Kiernan
Robert Kiernan
Chief Financial Officer

cc:	Jamie Barber, Secretary and General Counsel

Daniel LeBey, Vinson & Elkins L.L.P.